Freeman Capital

Software Technology Finance Fin Tech Artificial Intelligence

1st Automated Wealth-Building Platform for People of Color

FREEMANCAPITAL.CO CHARLOTTE NORTH CAROLINA



Freeman Capital
Wealth Starts Here
Wealth management as a service: Providing on-demand and long-term wealth building actions to the masses to close the wealth gap.
freeman capital
Networth of $5,987
$10,232
$4,245
92%
Achieving
Bank
Bank of America
Chase credit card



Like millions of Americans, my experience with the wealth management industry was a disappointment. The home I bought in my 20's & the start up success I built didn't reach the $250,000 minimum required by some wealth advisors. The disparity between classes in America paired with the injustice I experienced led to the creation of Freeman Capital.

Calvin Williams Chief Executive Officer @ Freeman Capital

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Why you may want to support us...

1. 1st Black-Owned SEC-registered hybrid (human & robo) advisor in the nation.
2. 1st investment platform providing high touch financial planning to every user, not just the wealthy ones, while focusing on people of color.
3. 1st automated platform to focus on and build a business model around closing the racial wealth gap with human Certified Financial Planners.
4. Over 7,000+ people on email waitlist with a combined 100k+ organic social media following.
5. 2019 Beta Launch Stats: $3,330 10 YR-Lifetime Value and 98% monthly paid user retention.
6. Ready to scale and grow with a goal of $22.5 Million in Annual Revenue in 2 years (not guaranteed).

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Calvin Williams
Chief Executive Officer
Recruited by Department of Defense to build Top Secret programs at 17, bought my first house at 20, and exited my first startup at 28



Bruce M.
Chief Financial Officer
Raised over $78m. Founder of $40m Tech Firm. Experienced fraction CFO and a has helped hundreds of companies grow and scale.



Daryl S.
Chief Marketing Officer
Over 15 in marketing working with Fortune 500 companies, global brands and stars, and start ups. Experienced working with major brands like Kevin Hart, Kelly Rowland, Tank, Hanes Brands, and more.



Mark Purnell
Board of Advisor Member
A top financial advisor with over 35-years of experience. Made over $50 million for clients. Successfully built/exited 3 financial service businesses.



Matt Wallaert
Board of Advisor Member
Chief Behavioral Officer at Clover Health, Behavioral Scientist at Microsoft, Lending Tree, Thrive



Barbara Bickham
Board of Advisor Member
Raised over $50m, 8 Successful Exits, Expertise in AI, Blockchain, Fundraising, Monetization, Sustainability

In the news

Downloads

Freeman 20-02 Pitch Deck - Full Read 2 .pdf

The Story of Freeman Capital

The First Black-Owned Hybrid (Robo & Human) Advisor & Wealth Building Platform In the Country

Freeman Capital makes wealth-building easier while focusing on the 48+ million people of color who are ignored by the traditional wealth management industry. While other companies focus on those who are already wealthy, we focus on helping everyday people build wealth.



Based in North Carolina
2018 & 2019
Founded
Launched
Minority Led, Gender Diverse & Inclusive
Leadership Team of 4
Raised ~400k
10%+ MoM MRR Growth
1st Black-Owned Hybrid (Robo/Human) in USA
Google for Startups
freeman capital

> *"The tipping point is that magic moment when an idea, trend, or social behavior crosses a threshold, tips, and spreads like wildfire." — Malcolm Gladwell, The Tipping Point: How Little Things Can Make a Big Difference.*

The Problem



Why did you build Freeman Capital?
01:11

Our Idea

Through our technology platform, we not only educate, but provide automated and human financial advice with user-specific wealth roadmaps with accountability.

We focus on helping people develop wealth-building habits with engineered behavioral science logic that taps into a user's needs and helps them reach their goals.

The Trend

BIG FINANCE is ignoring most Americans.

The wealth gap is growing and especially hurting women & people of color. People that don't fit inside neat little boxes are often cast aside.

In order to make a real impact, we have to work with people one-on-one to grow and build their wealth.



Median household wealth by race/ethnicity in the United States (1983–2024)
White
Black
Latino
$200,000
$150,000
$100,000
$50,000
0
Forecast
$102,200
$161,400
$122,366
$6,800
$4,000
$10,400
$10,200
$1,633
$1,233
'83
1990
2000
2010
2020
2024

According to research from the Haas School of Business at Berkley, **90 percent** of millennials say they would switch brand allegiance to support an issue they care about. Moreover, a 2018 study from the publicity firm, Edelman, showed that two-thirds of consumers make purchases that align with their values.

Source: Forbes / Statista

> **Freeman Capital** *is not jumping on a trend. We are the vehicle that will drive disruption. The change it will cause will be an inconvenience to the competition and an opportunity for millions of Americans.*

Our Target Market & Avoiding Zero



We make it easy to invest,
even for complete beginners

Market Research

By 2053, the Black net worth number is projected to reach zero and for Latinos, zero by 2070. We are doing this not only to stop millions of black and brown Americans from falling out of the middle class, but also because people of color will become the majority of the US population. What will happen if the majority of US citizens have a median net worth of $0.00?

Freeman Capital is here to stop our net worth from reaching ZERO.

To find the right customer base, we conducted a nationwide research study of consumers to understand gaps in the market.

Over 3,600 phone calls, emails, and focus groups were conducted to understand the demographics.

The Results

As a result of this work, we now have a sweet spot of people that truly resonate with the services we are offering:

- Americans underserved by financial institutions.

- Individuals between the ages of 25-49.

- Minimum household incomes* of $35k+ (Market dependencies are taken into consideration).



Total US Market
In Assets
SOM
SAM
TAM
$2.8T
$9T
$22T
$2.8T
of Assets available in Share of Market
In Population
52%
TAM 174 Million Americans
With net worth under $250,000
40%
SAM 69.9 Million Black & Brown Americans
With net worth under $250,000
27%
SOM 48.3 Million Black & Brown Americans
With net worth under $250,000 & aged 22-53
freeman capital

Our Investing Technology Platform

The customer experience is our number one priority. For us, it's not just about automating investment strategies. Every customer touchpoint from account opening to providing continuing education is carefully engineered. As soon as someone signs up, they embark on a journey of wealth building by way of guidance through their financial planner.



Freeman Capital
5 Steps to Build Wealth
$10,320
Get Answers to Your Questions
Let's Begin
freeman capital

Version of Next Generation Freeman Platform

Your Investment

Your contribution will enable our growth to continue on the upward trend and increase the rate of adoption; driving our product positioning and differentiation strategy to new levels.



Product Roadmap
Freeman Academy
Gateway to our platform, free membership and education
Investment Management
Management of funds both in and off the platform
Financial Planning
Monthly wealth building actions and net worth growth
Wealth Concierge
Wealth management and preservation
Above is the full customer life journey
Customers can join at any stage of the journey at any time
freeman capital

How We Are Different - A Hybrid Model (Man & Machine)

"Nia" (nee-AH) Origin: [Swahili] -

A.I. Money Management Assistant



It is not enough to help people manage their money after the fact. Nia is our predictive money management assistant designed to guide our customers as they spend in their daily life. Our users will set a goal and Nia will monitor and suggest spending habits to help guide our customers in making better financial decisions.

With your help, we can invest in Nia faster and help our users build their wealth with smart decisions based off of machine learning and predictive spending.

Free Hybrid Investing up to $10,000

- There are zero assets under management (AUM) fees for accounts under $10,000.

- When assets under management reach over $10,000, the fee is 1% annually charged monthly (1% / 12 months = .083% a month). Then as fees increase, we will decrease the AUM fee accordingly.



Alec R.
CERTIFIED FINANCIAL PLANNER
Malcolm E.
CERTIFIED FINANCIAL PLANNER
Ashleigh B.
CERTIFIED FINANCIAL PLANNER
Rick T.
CERTIFIED FINANCIAL PLANNER

Members of our Board of Certified Financial Planners and Financial Planners

Certified Financial Planners - for All

- Most financial firms only work with those who have achieved a certain level of wealth. Why? Because most financial planners and advisors serve between 50 to 156 high-paying clients. However, with our automated platform, our planners have the ability to be more efficient. One advisor can currently serve 888 customers. We let our planners focus on the human and let the platform take care of the automated and routine parts of the service. It is our goal to achieve a 1 advisor to 1,000 customer ratio.


Why use a certified financial planner?
01:03

- Freeman Capital focuses on empowering everyday people by giving them the knowledge and human support they need to build and grow their wealth.

No Minimums - Start Investing with $1

- The traditional large scale wealth management market typically charges client minimums ranging from $250,000 to over $10 million to provide holistic wealth management including investments, financial planning and more.

- Other Robo-advisors offer free or low cost investing but most offer ETFs. Here at Freeman, we offer managed investments that include stocks, bonds, mutual funds, and ETFs with a minimum investment of just $1.00.


How do fractional shares work?
01:36

- We believe that more people should have access to the investments that they want. Freeman is able to enable this through fraction shares.

- Freeman Capital is a wealth management firm that seeks to make investing accessible for everyone.

Freeman Academy - Financial Education

- According to Investment News the U.S. ranks only slightly higher than Botswana in adult financial literacy.

- We will provide active financial literacy courses for continuing education of our customers; shifting fear and biases into confidence and financial enlightenment.


Seed Round Key Milestones
2Q2020
No "PII" Sign Up Process
Juneteenth Wealth Campaign
Product Launch
Investment Process Enhancements
Behavioral Driven Onboarding
4Q2020
Freeman 5.0 Design Upgrade
Mobile App 1.0 Launch
Wealth Concierge 1.0 Launch
Beta Launch - Insurance Services
1Q2020
Launch Freeman Advademy
Launch Freeman 2.0 Platform
Freeman API 1.0
Crowdfunding Launch
3Q2020
Nia Automation 1.0 Launch
Crowdfunding Close
Relationship Driven Convos
Build Wealth Marketing Campaign
11,000+ Paid Users

Freeman Capital v. The Competition

While other companies ignore our target audience, we aim to attract them.


Product Comparison
Betterment
personal CAPITAL
Financial Coach
Human RIA
Targeting People of Color
Financial Education & Social Community
"Nia" the A.I. Daily Money Manager Assistant
High Touch Financial Planning for All Customers
Managed Low-Cost Investing
Wealth Concierge Network

A continuation of our efforts to differentiate our offering is projected to activate 11,000 paying customers by the end of 2020.

Pricing: A Subscription Based Model

Our company reduces the barrier to entry and lowers investing costs through artificial intelligence supplemented by human expertise of Certified Financial Planners.


Platinum Plan
$97
a month
SELECT
Gold Plan
$57
a month
SELECT
Silver Plan
$27
a month
SELECT

> **90 percent** *of respondents receiving financial advice from a professional reported paying* **< $3,000 per year.**

According to an SEC research study, 90 percent of respondents receiving financial advice from a professional reported paying < $3,000 per year. With Freeman, we have plans to make financial planning available for virtually anyone.


How We Make Money
Academy
Financial literacy, social community and initial wealth actions
FREE
Financial Planning
One-on-One planning via AI, CFPs, and Financial Therapists
$27 - $97 / MO
Investment Management
Managed investments, and all major asset classes
0% - 1% AUM
Wealth Concierge
Wealth Team to surround, build, protect users wealth
CUSTOM

Transparency - NO HIDDEN FEES

Our fees are clear and available. This helps our customers know exactly when and how much they are paying and they always stay in control.

Our company reduces the barrier to entry and lowers investing costs through artificial intelligence and supplemented by human expertise, which in turn allows everyday people to invest as little as $1 to jumpstart their portfolio.

Market Opportunity - 4 Year Outlook

Striking while the iron is hot

Asset growth is projected to near 40% in 2020 for robo-advisor technology platforms like Freeman Capital.


Assets under Management
Assets under Management Growth
Assets under Management Growth 2020
Total 39.88%
124.7%
20.8%
10.9%
5.8%
2018
2019
2020
2021
2022
2023

Source: https://www.statista.com/outlook/337/109/robo-advisors/united-states

People of color missing out on the investment trend

According to Deloitte, the assets under management trend is projected to skyrocket by 2025. With a projected $16 trillion dollars in assets under management by A.I led platforms.


Assets under Management
Assets under Management Growth
in million US$
2,000,000
1,500,000
1,000,000
500,000
0
189,484
425,795
749,703
1,048,657
1,268,341
1,404,713
1,488,257
2017
2018
2019
2020
2021
2022
2023

> *FinancialPlanning.com reports that 60% of Americans expect to use a robo advisor by 2025.*

The disparity was found within our cohorts of people of color. The majority of those who were surveyed had not been exposed to or using wealth-building tools.


We conducted over 4,000 surveys,
wealth building appears too painful and hard.
Too hard to get started
Too many different apps & services
89.5% do not use any financial app at all
Wealth Building WAS Too Hard
Personal finance is rooted in behavior and habits.
64% have never invested before
Don't have time to look for help
87.2% rate wealth building as a top priority

- 89.5% do not use any financial apps to manage their money.

- 64% have never invested before.

- 87.2% rate wealth building as a top priority.

This means that although the investing and robo-advisory market is poised to take off, currently it is projected to do so without people of color. Freeman Capital aims to solve this problem and make wealth-building more inclusive for all.

Our goal is to capitalize on the tremendous growth potential with the help of our industry-led expert marketing team.

Marketing Growth Engine

Data & Analytics Drive Us

We are surgical when it comes to marketing spend. Building our brand and tailoring content involves investing time in Google Analytics visitor data, behavior and the passion that drives their lifestyle.


Our Audience
Health & Fitness Buffs
Business Professionals Looking to hire / get hired
Movie Lovers / TV Lovers
Buying a house
Techies / Technology lovers
Traveling
Frequent Salon Visitors
Music Lovers / Nightlife enthusiasts
Foodies / Coffee shops / Frequently dine out
Shoppers / Luxury & Value Shoppers
Shoppers / Luxury & Value Shoppers
Car Lovers / Performance & Luxury Vehicles
News / politics/ business /

The audience metrics gives us a story of their passions and aspirations. These two insights helps us effectively communicate with our audience and efficiently spend on new customer acquisition costs.

Behavioral Science

The layer on our cake that creates success

We analyze human behavior and combine it with our investment technology platform to create powerful customer experiences that guide them towards building wealth.

The image below is just one of our 4,000 person research cohorts that we used to build the company.


We are offering the following key services, which are you most interested in using?
257 out of 261 answered
1 Investment portfolios tailored to you, your interest, and ethics (tech, women-led, eco-friendly) 70%
2 Your investment portfolios managed with a $1 minimum 58%
3 Financial advice via ongoing conversations with a financial advisor 57%
4 Financial education through online self paced courses 52%
5 Financial education through webinars from industry experts 38%

Our research not only helps us from a design perspective, but also informs the services we offer. As a core tenant for Freeman Capital, the evidence presented by our research also guides product offerings; keeping costs down and demand high.

Social Media

An Engaged Audience

We are creating a community based on our movement to close the wealth gap. Our social media channels already have a great number of followers. But most importantly, our followers are engaging with our content.


invest.black
Business Infrastructure
freeman capital
FREEMAN CAPITAL

> *According to a Hubspot report, 71% of consumers are more likely to make purchases based on social media referrals.*

Go To Market Strategy

We have 4 main online strategies, which are listed below as well as their effectiveness from Jan 2019 to February 2020. We have a list of over 30 additional strategies that we continue to test, and when proven reliable, will scale up to achieve our growth goals.


Go To Market Strategy
Organic Growth
Organic search traffic, search engine optimization and search term targeting
25% of Leads
Content Marketing
Social Media, Blogs, Podcasts, Video, etc.
65% of Leads
Paid Ads
Paid ads via social media (FB, Instagram,etc.) and paid search (Google Ads)
$1.01 Per Lead
Affiliate Marketing
Paid events, sponsorships, influencer engagement and community growth
10% of Leads

Data based on Jan 2019 - Feb 2020 historical numbers

Projected Marketing Contributed Growth



Financial Projections
$1.9M
$22.5M
$75.5M
$178.3M
$393.9M
2020
2021
2022
2023
2024
11,452 accounts
83,082 accounts
225,478 accounts
499,635 accounts
1,081,418 accounts

These are forward-looking figures that cannot be guaranteed.

Our Team

It's our passion to help others build a wealthy life, but in a faster, easier, and less stressful way.



Who We Are
Calvin W.
CEO
40 Under 40 Winner
Multiple Previous Start Ups
North Carolina Agricultural and Technical State University
Bruce M.
CFO
Raised over $78M
Founder of $40m Tech Firm
Stanford University
Daryl S.
CMO
Over 15 Years in Marketing
Fortune 500, Startups
Wake Forest University



Advisors
Barbara Bickham
Raised over $50m, 8 Successful Exits.
Expertise in AI, Blockchain, Fundraising, Monetization, Sustainability
Mark Purnell
Top financial advisor with over 35-years of experience. Made over $50 million for clients. Successfully built/exited 3 financial service businesses.
Matt Wallaert
Chief Behavioral Officer at Clover Health, Behavioral Scientist at Microsoft, Lending Tree, Thrive



The Ask
Admin
10% or $10K
Seed Round
$107K
Technology
30% of $32K
Marketing
60% or $64.2K
$64.2K in Marketing Spend with
$75 Customer Acquisition Costs results in
~$35,096 in Monthly Recurring Revenue
or
~$421,142 in Annual Recurring Revenue

Disclosures:

This capital raised is for The Freeman Capital Management Holding, Inc. ("Freeman Capital". All items mentioned are focused on the holding company. Freeman Capital Advisors, LLC, is wholly owned by The Freeman Capital Management Holding, Inc. The Freeman Capital Management Holdings, Inc. also owns The Community by Freman Capital and will own future products (like Nia the AI Money Manager Assistant).

The above-mentioned individuals are equity holders and advisers of The Freeman Capital Management Holding Inc, and are not affiliated with the investment advisory subsidiary "Freeman Capital Advisors, LLC," and as such, are not investment advisor representatives., employees, owners or officers of Freeman Capital Advisors, LLC.

This website and information are provided for guidance and information purposes only. Investments involve risk and unless otherwise stated, are not guaranteed. Be sure to first consult with a qualified financial adviser and/or tax professional before implementing any strategy. This website and information are not intended to provide investment, tax, or legal advice.

Investor Q&A

– COLLAPSE ALL

What does your company do?

Freeman Capital makes wealth-building easy by focusing on the over 48 million people of color who are ignored by the traditional wealth management industry. We focus on helping by educating users but providing automated and human financial advice. User-specific wealth roadmaps and accountability checkpoints help the user in a human way. Our focus on helping people develop wealth building habits are engineered behavioral science logic. Tapping into their needs and reach their goals.

Where will your company be in 5 years?

Current 10 year Customer Lifetime value calculated at $3,330. Our retention rate is at an industry high of 98%. We raised over $400,000.In 5 years, we aim to be on our way to becoming the foremost leader in wealth management service to retail customers with heavy market penetration in the African American and Latino markets. With revenue projections of $393.9M, We aim to have over 1,000,000 members on our platform. Helping to change the generation wealth patterns of families across the country.

Why did you choose this idea?

Like millions of Americans, my experience with the wealth management industry was a disappointment. The home I bought in my 20's & the start up success I built didn't reach the $250,000 minimum required by some wealth advisors. The disparity between classes in America paired with the injustice I experienced led to the creation of Freeman Capital.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Our industry is evolving, we see it now more than ever with no commission trades and the acquisition of online trading companies with zero commission trades and transparent fees.

The advancements in technology and shifting customer demands are shifting the power from the big banks to the hands of those, who like us, "didn't meet the minimum investment requirements".

However, it is more than just cheap trades that are needed. The wealth management industry has not yet been brought to main street, until now.
We are here to meet the unique needs of black and brown wealth builders, our company recognizes the cultural needs, patterns and challenges within our community.

How far along are you? What's your biggest obstacle?

We have launched our MVP, we have paying customers and our improving our product and service. This infusion of capital will allow us to develop our product faster and enable the full vision to materialize faster.

To meet the unique needs of black and brown wealth builders, our company recognizes the cultural needs, patterns and challenges within our community.

That is why we built our service with a free education platform, financial planning, and because we know our community is tired of 10+ apps, we made it holistic and investing all within one service.

Now more than ever, a company like Freeman has the opportunity to leverage technology in a way that can put the customer's best interest first.

Who competes with you? What do you understand that they don't?

1. Our competition is better funded than we are, could diverse their offerings to include end-to-end holistic wealth management and thus have a longer runway. Therefore, we are focused on "going deep" with our customers to turn them into evangelists with a deep connection to our brand.

2. Regulatory risk is something that we have to constantly manage as we are regulated under the U.S. Securities and Exchange Commission. Therefore, we focus on maintaining strong compliance advice.

3. Our current conversion metrics could change for the negative and we would need to continuously monitor and optimize to address this risk.

How will you make money?

By becoming the first wealth management technology company to provide people of color the opportunity to increase their wealth.

Our target market includes $2.8 Trillion in addressable assets held by over 48 million black and brown Americans.

Our 5 year goal represents acquiring only 14% of the available assets in our area of focus. The underserved black and brown Americans.

To put it simply, our revenue streams include:

1. Monthly subscription costs
2. Asset under management fees
3. Wealth Concierge services

What are the biggest risks? If you fail, what would be the reason? What has

1. Our competition is better funded than we are, could diverse their offerings to include end-to-end holistic wealth management and thus have a longer runway.

Therefore, we are focused on "going deep" with our customers to turn them into evangelists with a deep connection to our brand.
2. Regulatory risk is something that we have to constantly manage as we are regulated under the U.S. Securities and Exchange Commission.

Therefore, we focus on maintaining strong compliance advice.
3. Our current conversion metrics could change for the negative and we would need to continuously monitor and optimize to address this risk.